INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

August 17, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-160451
on behalf of Liberty Street Horizon Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. John Ganley on August 5, 2009, for the Liberty Street Horizon Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Pre-Effective Amendment No. 1 on Form N-14/A filed concurrently with this correspondence.

General

1.	Include the following Section 8(a) delaying amendment paragraph on the Form N-14 cover page:

RESPONSE: The delaying amendment paragraph has been added on the Form N-14 cover page.

Combined Proxy Statement and Prospectus

2
Page 2 states that the Acquiring Fund’s Prospectus and SAI are incorporated by reference into the Proxy statement and copies of the Acquiring Fund’s documents are available upon request without charge by writing to IMST.  If the Acquiring Fund’s prospectus is incorporated by reference into the Proxy statement, the fund must deliver a copy of the Acquired Fund’s Prospectus with the Proxy.

RESPONSE: The disclosure has been restated to:

The Acquiring Fund’s prospectus dated August 14, 2009 is included in the same envelope as this combined proxy statement and prospectus.  The Acquiring Fund’s Statement of Additional Information dated August 14, 2009 is available upon request and without charge by writing to IMST or by calling (800) 207-7108

3.	Page 5, Comparison Fee Table and Examples. Rearrange the Comparison Fee Table to compare the fees and expenses by shares Class (Target Fund Class A vs. Acquiring Fund Class A etc.).

RESPONSE: The Comparison Fee Table and Examples has been revised to provide side by side comparison by share class.

4.      Page 23, Vote Required.  Clarify the required vote for the approval of the reorganization.

RESPONSE: The required vote disclosure has been revised to:

Approval of the Reorganization will require the affirmative vote of a majority of the outstanding shares of the Acquired Fund entitled to vote.  For this purpose, the term “vote of a majority of the outstanding shares entitled to vote” shall mean the vote of the lesser of (1) 67% or more of the voting securities present at such meeting, if more than 50% of the outstanding voting securities of the Acquired Fund are present or represented by proxy; or (2) more than 50% of the outstanding voting securities of the Acquired Fund.

5.	Page 24, Effect of Abstentions and Broker Non-Votes. 2nd sentence, why the reference to “under the rules of the New York Stock Exchange”?

RESPONSE: “under the rules of the New York Stock Exchange” has been deleted.

Part C

6.	Item 17 (Undertakings): if the Registrant is filing a form of opinion on tax matters, add undertaking to file the final opinion on tax matters in a post-effective amendment.

RESPONSE: The Registrant is filing the final Opinion and Consent on tax matters with the Pre-Effective Amendment No. 1 on Form N-14/A concurrently with this correspondence; therefore, an undertaking to file the final opinion on tax matters is no longer necessary.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109.  Thank you.

Sincerely,

/s/SARDJONO KADIMAN

Sardjono Kadiman
Investment Managers Series Trust
Assistant Treasurer
626-914-2109